UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4 )*

Acucela Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

00510T 109
(CUSIP Number)

Kenta Fukatani
Legal & Compliance Dept. of SBI Holdings, Inc.
SBI Holdings, Inc.
Izumi Garden Tower 19F, 1-6-1 Roppongi, Minato-ku, Tokyo 106-6019, Japan
+81-3-6229-0122

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 13 , 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 00510T 109

1	Name of reporting person: SBI Holdings, Inc.
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐ Please see response to Item 5
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 7,752,425
	9	Sole dispositive power -0-
	10	Shared dispositive power 7,752,425
11	Aggregate amount beneficially owned by each reporting person 7,752,425
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 21.8% (1)
14	Type of reporting person CO (Corporation organized in Japan)

CUSIP No. 00510T 109

1	Name of reporting person: SBI Capital Management Co., Ltd.
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐ Please see response to Item 5
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 6,196,869
	9	Sole dispositive power -0-
	10	Shared dispositive power 6,196,869
11	Aggregate amount beneficially owned by each reporting person 6,196,869
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 17.4%
14	Type of reporting person CO (Corporation organized in Japan)

CUSIP No. 00510T 109

1	Name of reporting person: SBI Investment Co., Ltd.
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐ Please see response to Item 5
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 6,196,869
	9	Sole dispositive power -0-
	10	Shared dispositive power 6,196,869
11	Aggregate amount beneficially owned by each reporting person 6,196,869
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 17.4%
14	Type of reporting person CO (Corporation organized in Japan)

CUSIP No. 00510T 109

1	Name of reporting person: SBI Incubation Co., Ltd.
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐ Please see response to Item 5
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 1,485,928
	9	Sole dispositive power -0-
	10	Shared dispositive power 1,485,928
11	Aggregate amount beneficially owned by each reporting person 1,485,928
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 4.2%
14	Type of reporting person CO (Corporation organized in Japan)

CUSIP No. 00510T 109

1	Name of reporting person: Trans-Science No. 2A Investment Limited Partnership
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐ Please see response to Item 5
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 69,628
	9	Sole dispositive power -0-
	10	Shared dispositive power 69,628
11	Aggregate amount beneficially owned by each reporting person 69,628
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.2%
14	Type of reporting person PN (Limited partnership organized in Japan)

CUSIP No. 00510T 109

1	Name of reporting person: SBI Transscience Co., Ltd.
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐ Please see response to Item 5
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 69,628
	9	Sole dispositive power -0-
	10	Shared dispositive power 69,628
11	Aggregate amount beneficially owned by each reporting person 69,628
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.2%
14	Type of reporting person CO (Corporation organized in Japan)

CUSIP No. 00510T 109

1	Name of reporting person: BIOVISION Life Science Fund No.1
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐ Please see response to Item 5
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 1,777,778
	9	Sole dispositive power -0-
	10	Shared dispositive power 1,777,778
11	Aggregate amount beneficially owned by each reporting person 1,777,778
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 5.0%
14	Type of reporting person PN (Limited partnership organized in Japan)

CUSIP No. 00510T 109

1	Name of reporting person: SBI BB Media Investment Limited Partnership
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐ Please see response to Item 5
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 1,257,252
	9	Sole dispositive power -0-
	10	Shared dispositive power 1,257,252
11	Aggregate amount beneficially owned by each reporting person 1,257,252
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 3.5%
14	Type of reporting person PN (Limited partnership organized in Japan)

CUSIP No. 00510T 109

1	Name of reporting person: SBI Bio Life Science Investment LPS
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐ Please see response to Item 5
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 1,871,250
	9	Sole dispositive power -0-
	10	Shared dispositive power 1,871,250
11	Aggregate amount beneficially owned by each reporting person 1,871,250
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 5.3%
14	Type of reporting person PN (Limited partnership organized in Japan)

CUSIP No. 00510T 109

1	Name of reporting person: SBI BB Mobile Investment LPS
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐ Please see response to Item 5
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 258,582
	9	Sole dispositive power -0-
	10	Shared dispositive power 258,582
11	Aggregate amount beneficially owned by each reporting person 258,582
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.7%
14	Type of reporting person PN (Limited partnership organized in Japan)

CUSIP No. 00510T 109

1	Name of reporting person: SBI Phoenix No. 1 Investment LPS
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐ Please see response to Item 5
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 252,505
	9	Sole dispositive power -0-
	10	Shared dispositive power 252,505
11	Aggregate amount beneficially owned by each reporting person 252,505
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.7%
14	Type of reporting person PN (Limited partnership organized in Japan)

CUSIP No. 00510T 109

1	Name of reporting person: SBI Broadband Fund No. 1 Limited Partnership
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐ Please see response to Item 5
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 779,502
	9	Sole dispositive power -0-
	10	Shared dispositive power 779,502
11	Aggregate amount beneficially owned by each reporting person 779,502
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 2.2%
14	Type of reporting person PN (Limited partnership organized in Japan)

SCHEDULE 13D

Acucela Inc.

EXPLANATORY NOTE

The Statement on Schedule 13D originally filed by the persons named therein with the Securities and Exchange Commission on February 20, 2014, as amended by Amendment No. 1 dated September 30, 2014, and filed October 10, 2014, Amendment No. 2 dated January 28, 2015, and filed January 30, 2015, and Amendment No. 3 dated March 2, 2015, and filed March 3, 2015, (as so amended, the “Statement”), is hereby amended with respect to the items set forth below by this Amendment No. 4 (this “Amendment”).  Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Statement. Except as otherwise provided herein, each Item of the Statement remains unchanged.
Item 4.	Purpose of Transaction.

Item 4 of the Statement is hereby amended by the addition of the following:

On March 13, 2015, the Superior Court of the State of Washington, Thurston County, granted the relief sought by the Reporting Persons and Ryo Kubota in the Complaint by ordering the Issuer to hold a special meeting of its shareholders on or before May 1, 2015, and to provide notice of the meeting as soon as practicable.

On March 15, 2015, the Issuer published a press release stating that it would comply with the court’s order by holding a special meeting of its shareholders on May 1, 2015, and would set a record date for such meeting of March 19, 2015.  The Issuer’s press release also stated that the Issuer is “analyzing the court’s order and considering all options available to it, including a possible appeal of the court’s March 13, 2015 order.”

Other than as described above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (b) through (j) of Item 4 of Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

SBI HOLDINGS, INC.

By:	/s/ Yoshitaka Kitao
Name:	Yoshitaka Kitao
Title:	Representative Director, President & CEO
SBI CAPITAL MANGEMENT CO., LTD.

SBI INVESTMENT CO., LTD.,

SBI INCUBATION CO., LTD.,

TRANS-SCIENCE NO. 2A INVESTMENT
LIMITED PARTNERSHIP,

SBI TRANSSCIENCE CO., LTD.,

BIOVISION LIFE SCIENCE FUND NO.1,

SBI BB MEDIA INVESTMENT LIMITED
PARTNERSHIP,

SBI BIO LIFE SCIENCE INVESTMENT LPS,

SBI BB MOBILE INVESTMENT LPS,

SBI PHOENIX NO. 1 INVESTMENT LPS,

AND

SBI BROADBAND FUND NO. 1 LIMITED
PARTNERSHIP

By:	/s/ Takashi Nakagawa
Name:	Takashi Nakagawa
Title:	Authorized Signatory